CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2006
Earnings from continuing operations	$ 12,225		$ 185,628
Less: undistributed equity income (loss) from investees	(2,399)		78,912
Plus: income taxes	6,113		116,069
Earnings from continuing operations before income taxes	$ 20,737		$ 222,785
Fixed charges:
Interest, long-term debt	$ 10,168		$ 35,215
Interest, other (including interest on short-term debt)	556		3,056
Amortization of debt expense, premium, net	452		2,224
Portion of rentals representative of an interest factor	83		285
Total fixed charges	$ 11,259		$ 40,780
Earnings from continuing operations before income taxes	$ 20,737		$ 222,785
Plus: total fixed charges from above	11,259		40,780
Plus: amortization of capitalized interest	102		407
Earnings from continuing operations before income taxes and fixed charges	$ 32,098		$ 263,972
Ratio of earnings to fixed charges	2.85	x	6.47	x
Total fixed charges from above	11,259		40,780
Preferred stock dividends	475		1,888
Total fixed charges and preferred stock dividends	11,734		42,668
Ratio of earnings to combined fixed charges and preferred stock dividends	2.74	x	6.19	x